

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 19, 2015

<u>Via Overnight Delivery</u>

Mr. Gregg Branning
Chief Financial Officer, Senior Vice President and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

Re: <u>Notice of Intent to Nominate Directors at the Myers Industries, Inc.'s 2015 Annual Meeting of
Shareholders</u>

Dear Mr. Branning:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
Myers Industries, Inc. (the "Company") that it intends to nominate Mr. Bruce M. Lisman, Mr.
Philip T. Blazek and Mr. F. Jack Liebau, Jr. as nominees for election as directors to the Board of
Directors of Myers Industries, Inc. at the Company's 2015 Annual Meeting of Shareholders
("Annual Meeting").

In accordance with the Company's Code of Regulations we provide the following information
concerning Mr. Bruce M. Lisman.

1. The nominee's name, age, principal occupation and employer.

    Bruce M. Lisman, 68. Private Investor, Board Member. Not Applicable.

2. The nominee's business address and residential address.

    Business: P.O. Box 1269, Shelburne, VT, 05482.

    Residential: 1219 Quaker Smith Point Road, Shelburne, VT, 05482.

3. A biographical profile of the nominee, including educational background and business and
    professional experience.

    *Mr. Bruce M. Lisman serves on the Boards of National Life Group (2004 – Present), a
    mutual life insurance company with about $2 billion of revenues, PC Construction (2014
    – Present), an engineering and construction company with about $500 million in*

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

revenues, and Merchants Bancshares (NasdaqGS: MBVT) (2005 – Present), a community bank with $1.8 billion of assets. In addition, he serves on the boards of American Forests, Smithsonian Libraries, and the National Gardening Association. Mr. Lisman was Research Director (1984 – 1987) and Co-Head of the Institutional Equity Division (1987 – 2008) for Bear Stearns. With his leadership, revenues grew from $50 million to $2.47 billion; head count from 150 to 2,350; and product and distribution expanse from US only to operations in Europe, Latin America, Asia ex-China, and China. Pretax income reached $670 million in 2007. After its acquisition by JP Morgan, he became Chairman of their Global Equity Division, retiring in 2009. He also was responsible for Equity Capital Markets and worked extensively with CEOs, CFOs, and Boards across a variety of industries. Earlier in his career Mr. Lisman was Director of Global Research at Lehman Brothers and before that was an analyst covering banking companies (voted to Institutional Investor's Analyst All Star Team four times for banking industry analysis), as well as distribution, real estate, and capital goods companies. He has also served on the boards of Central Vermont Public Service, a public company from 2004 - 2009; the Hewitt School, Pace University, HS Broadcasting, BRUT, Inc., VELCO, STRYKE Trading, Shelburne Museum, and the Vermont Symphony Orchestra. Mr. Lisman graduated from the University of Vermont and also served as its Chair for two years.

GAMCO believes that Mr. Lisman's qualifications to serve on the Board of Directors include his extensive board experience as a chair, vice chair, and committee chair/member in a broad range of businesses and civic organizations. GAMCO believes Mr. Lisman brings extensive board experience, executive experience and investment experience and strongly supports the nomination of Mr. Lisman for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Lisman's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Lisman and the Company, directly or indirectly, and that Mr. Lisman would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

As of the date hereof, Mr. Lisman beneficially owns 3,100 shares of the Company's Common Stock.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Transactions In Securities of the Company During the Past Two Years
(Purchase/Sale) (Date of Purchase/Sale) (Shares of Common Stock Purchased/Sold)

None

> *As of date hereof, there has been no agreement, arrangement or understanding that has been entered into by, or on behalf of, Mr. Lisman, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, or increase or decrease the voting power of Mr. Lisman with respect to shares of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Lisman's written consent letter is enclosed (Exhibit B).*

> *Mr. Lisman's director questionnaire (as provide by the Company) is enclosed (Exhibit C).*

In accordance with the Company's Code of Regulations we provide the following information concerning Mr. Philip T. Blazek.

8. The nominee's name, age, principal occupation and employer.

> *Philip T. Blazek, 47. President, Special Diversified Opportunities Inc.*

9. The nominee's business address and residential address.

> *Business: 500 Crescent Court, Suite 230, Dallas, TX, 75201.*

> *Residential: 10019 Rock Hill Lane, Dallas, TX, 75229.*

10. A biographical profile of the nominee, including educational background and business and professional experience.

> *Mr. Philip T. Blazek, 47, has been a principal executive, investor and investment banking advisor to companies in a range of both mature and emerging growth industries. He has extensive experience working with management teams regarding corporate strategy,*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

allocation of capital, financial and strategic transactions, and business model improvements. Since 2013, Mr. Blazek serves as President of Special Diversified Opportunities Inc. (OTC Markets: SDOI), leading the company through the sale of its operating assets and strategic alternatives to deploy the proceeds. In 2012, he was Managing Director at Korenvaes Management, a debt and equity investment fund. From 2008 through 2011, Mr. Blazek was President and Chief Investment Officer of Blazek Crow Holdings Capital, an equity small cap value investment fund he founded with the Crow Holdings Family Office. From 2005 to 2008, he was a Partner at Greenway Capital, investing and providing new capital to small cap companies. His investment banking advisory tenure included Dresdner Kleinwort Wasserstein (formerly Wasserstein Perella) from 1996 to 2004 and the Investment Banking Division of Goldman Sachs from 1991 to 1994. He formerly served on the Board of Directors of State Wide Aluminum, an Elkhart, IN supplier to the auto industry. Mr. Blazek received an Economics degree at Harvard University in 1990 and MBA degree Harvard Business School in 1996.

GAMCO believes that Mr. Blazek's qualifications to serve on the Board of Directors include his vast financial, strategic and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Blazek brings extensive investment experience and strongly supports the nomination of Mr. Blazek for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Blazek's biographical sketch is enclosed (Exhibit D).

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Blazek and the Company, directly or indirectly, and that Mr. Blazek would qualify under NYSE rules as an independent director.

12. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

At present, Mr. Blazek does not hold any shares of stock of the Company.

As of date hereof, there has been no agreement, arrangement or understanding that has been entered into by, or on behalf of, Mr. Blazek, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, or increase or decrease the voting power of Mr. Blazek with respect to shares of the Company.

4



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Blazek's written consent letter is enclosed (Exhibit E).*

> *Mr. Blazek's director questionnaire (as provide by the Company) is enclosed (Exhibit F).*

In accordance with the Company's Code of Regulations we provide the following information concerning Mr. F. Jack Liebau, Jr.

15. The nominee's name, age, principal occupation and employer.

> *Frederic Jack Liebau, Jr., 51. Private Investor. Not Applicable.*

16. The nominee's business address and residential address.

> *568 Frogtown Road, New Canaan, CT, 06840.*

17. A biographical profile of the nominee, including educational background and business and professional experience.

> *Mr. F. Jack Liebau, Jr. has been in the investment management industry for thirty years. He began as a research analyst with The Capital Group in 1984, and from 1986 to 2003 was with Primecap Management Company ("Primecap"), where he was a partner and portfolio manager. At Primecap, he had research responsibilities for a number of industries, including media, industrials, chemicals, financials, and energy. Mr. Liebau was co-manager of two mutual funds while at Primecap, the Vanguard Primecap and Capital Opportunity Funds. In 2003, he founded Liebau Asset Management Company ("Liebau Asset"), which managed money for individuals, foundations, and corporations. In 2011, he moved from Liebau Asset to Davis Funds, an investment management firm, in New York City, where Mr. Liebau was a partner and portfolio manager. From 2013 – 2015, Mr. Liebau was President and CEO of the entity running public equities for NYSE-listed Alleghany Corporation, which was his business partner in Liebau Asset. In running Roundwood Asset Management, which was formed to manage the public equities of Alleghany's insurance companies, Mr. Liebau was responsible for managing the equity portfolio and investment professionals, along with other reporting and P&L responsibilities. Mr. Liebau served as a director of Media General, Inc. (NYSE: MEG) (2008 – 2009) and served as a director of Herley Industries, Inc. (2010 – 2011). Mr.*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Liebau is a graduate of Phillips Academy, Andover, and received his A.B. in Economics (with honors) from Stanford University.

GAMCO believes that Mr. Liebau's qualifications to serve on the Board of Directors include his vast financial, strategic, executive and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Liebau's experience serving on boards (both corporate and non-profit) gives him pertinent insights into working effectively with management teams, analyzing strategic options, and communicating with various constituencies and strongly supports the nomination of Mr. Liebau for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Liebau's biographical sketch is enclosed (Exhibit G).

18. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Liebau and the Company, directly or indirectly, and that Mr. Liebau would qualify under NYSE rules as an independent director.

19. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

At present, Mr. Liebau does not hold any shares of stock of the Company.

As of date hereof, there has been no agreement, arrangement or understanding that has been entered into by, or on behalf of, Mr. Liebau, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, or increase or decrease the voting power of Mr. Liebau with respect to shares of the Company.

20. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

21. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

Mr. Liebau's written consent letter is enclosed (Exhibit H).



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Mr. Liebau's director questionnaire (as provide by the Company) is enclosed (Exhibit I).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / 401 Theodore Fremd Ave., Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of February 19, 2015, GAMCO was the beneficial owner of 4,683,678 shares of the Company's common stock, representing 14.86% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated January 28, 2015, is enclosed (Exhibit J).

   As of February 19, 2015, GAMCO was the record owner of 100 shares of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.

   As of date hereof, there has been no agreement, arrangement or understanding that has been entered into by, or on behalf of, GAMCO, of any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, or increase or decrease the voting power of GAMCO or any of its affiliates or associates with respect to shares of the Company.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

    There are no arrangements or understanding between GAMCO and Mr. Lisman and Mr. Blazek and Mr. Liebau or others pursuant to which Mr. Lisman and Mr. Blazek and Mr. Liebau are being nominated by GAMCO.

    Certain affiliates of GAMCO are beneficial owners of 1.02% of the common stock of Special Diversified Opportunities Inc., for which Mr. Blazek serves as President.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of the Company's outstanding shares.

    GAMCO does intend to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of these nominations.

GAMCO will provide the Company, no later than ten days following the record date for the Annual Meeting, with written notice of any changes as of such record date with respect to the information requested in the Company's Code of Regulations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Myers Industries, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Lisman and Mr. Blazek and Mr. Liebau to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

8



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

DG/gm

Enclosures

Exhibit A – Mr. Lisman's Biographical Sketch (Document Provided to Issuer)

Exhibit B

February 17, 2015

Mr. Gregg Branning
Chief Financial Officer, Senior Vice President and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Branning:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Myers Industries, Inc. (the "Company"). I hereby consent to being named as a nominee in the Company's proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a Director if elected.

I further agree that I will make available to the Company all information reasonably requested in furtherance of the Company's evaluation of my nomination.

Sincerely,

Bruce M. Lisman

Exhibit C – Mr. Lisman's Director Questionnaire (Document Provided to Issuer)

Exhibit D – Mr. Blazek's Biographical Sketch (Document Provided to Issuer)

Exhibit E

February 17, 2015

Mr. Gregg Branning
Chief Financial Officer, Senior Vice President and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Branning:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Myers Industries, Inc. (the "Company"). I hereby consent to being named as a nominee in the Company's proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a Director if elected.

I further agree that I will make available to the Company all information reasonably requested in furtherance of the Company's evaluation of my nomination.

Sincerely,



Philip T. Blazek

Exhibit F – Mr. Blazek's Director Questionnaire (Document Provided to Issuer)

Exhibit G – Mr. Liebau's Biographical Sketch (Document Provided to Issuer)

Exhibit H

February 17, 2015

Mr. Gregg Branning
Chief Financial Officer, Senior Vice President and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Branning:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Myers Industries, Inc. (the "Company"). I hereby consent to being named as a nominee in the Company's proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a Director if elected.

I further agree that I will make available to the Company all information reasonably requested in furtherance of the Company's evaluation of my nomination.

Sincerely,



F. Jack Liebau, Jr.

Exhibit I – Mr. Liebau's Director Questionnaire (Document Provided to Issuer)

Exhibit J – Amendment Number 46 to Schedule 13D, Filed on January 28, 2015 (Complete Filing Available on EDGAR)